                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            Basic Technologies, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                Colorado                                 84-1446622
    -------------------------------         ------------------------------------
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)

      1026 West Main Street, #208
           Lewisville, Texas                                75067
----------------------------------------                 ----------
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number: (972) 436-3789

Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered

         None
         -----------------------------------

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.00001 par value
--------------------------------------------------------------------------------
                                (Title of class)

ITEM 1. DESCRIPTION OF BUSINESS.

         (a) BUSINESS DEVELOPMENT.

         Basic Technologies, Inc. (the "Company"), was organized under the laws of the State of Colorado on January 21, 1998. The Company, a development-stage enterprise, was organized for the purpose of pursuing and completing a business combination with Yankee Development Corporation ("Yankee Development"), a Texas corporation engaged in the business of the acquisition and development of oil and gas ventures and related interests. The Company's executive offices are presently located at 1026 West Main Street, Suite #208, Lewisville, Texas 75067, and its telephone and facsimile numbers are (972) 436-3789 and (972) 219-1832, respectively.

         The Company received gross proceeds in the amount of $25,000 from the sale of a total of 25,000 shares of common stock, $.00001 par value per share (the "Common Stock"), in an offering conducted during the period from March to April 7, 1998, pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder.

         On April 23, 1998, the Company issued and sold, pursuant to that certain Acquisition Agreement and Closing Memorandum dated April 23, 1998, an aggregate of 5,305,625 newly-issued, restricted shares, constituting approximately 90% of the then outstanding shares, of the Company's Common Stock in consideration of the exchange therefor of all 1,000 outstanding shares of common stock, no par value per share, of Yankee Development owned of record and beneficially by the Shelton Voting Trust. Immediately following the "reverse acquisition" transaction, the Shelton Voting Trust, the former owner of Yankee Development, controlled approximately 90% of the outstanding shares of Common Stock of the Company and Yankee Development became a wholly-owned subsidiary of the Company. The transaction was accounted for under the purchase of assets, rather than the pooling of interests, method of accounting. Mr. Bryan L. Walker, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company and the President and a director of Yankee Development and Simpco, Inc. ("Simpco"), also a 100%-owned subsidiary of the Company, is the trustee of the Shelton Voting Trust. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

         On October 16, 1998, the Company, together with Simpco, which was then unaffiliated with the Company, organized P & A Remediation, LLC ("P & A Remediation"), a Texas limited liability company owned 99% and 1% by the Company and Simpco, respectively, for the purpose of engaging in the business of plugging oil wells, conducting environmental remediation of oil fields and salvaging the construction materials, pipe, steel tubulars and used oil field equipment for resale on the secondary market.

         The Company, effective as of January 15, 1999, issued and sold, in accordance with that certain Acquisition Agreement and Closing Memorandum dated effective January 15, 1999, a total of 850,000 newly-issued, restricted shares of Common Stock in consideration of the exchange therefor of all 10,000 outstanding shares of common stock, no par value per share, of Simpco. Prior to its acquisition by the Company effective as of January 15, 1999, Simpco was engaged in the oil well plugging, remediation and salvage activities now conducted by P & A Remediation. Since its acquisition by the Company, Simpco has acted solely in the capacity of the owner and lessor to P & A Remediation, as the lessee, of the used oil field equipment owned by Simpco effective as of January 15, 1999, and subsequently acquired from unaffiliated third parties.

         As of the date hereof, the Company is conducting negotiations for the acquisition of certain assets owned by Cyber City Honolulu, Inc., a regional Internet service provider and computer consulting firm operating from Honolulu, Hawaii. As of the date hereof, negotiations have not been consummated.

         See (b) "Business of Issuer" immediately below for a description of the Company's current operations conducted through its subsidiaries, Yankee Development and Simpco, and PAR, and future proposed activities.

         (b) BUSINESS OF ISSUER.

GENERAL

         The Company serves as a holding company for two wholly-owned subsidiaries, including Yankee Development and Simpco, Texas corporations, and owns 99% of the outstanding membership interests in P & A Remediation, a Texas limited liability company. Yankee Development owns a working interest in proven, developed oil reserves on 2,300 acres in Tom Green County, Texas. Through P & A Remediation, the Company performs environmental remediation and salvage operations for the oil industry and markets and sells construction materials, pipe, steel tubulars and used oil field equipment obtained from salvage operations or acquired for resale on the secondary market. Simpco owns certain reconditioned oil field equipment and vehicles that are leased to P & A Remediation for use in conducting oil field plugging, remediation and salvage activities.

         Company management has determined not to produce Yankee Development's proven, developed oil and gas reserves until such time in the future that the price of crude oil increases to and stabilizes at a level such that further development and production becomes more commercially viable. Until this time, if ever, the Company intends to focus upon expanding P & A Remediation's environmental remediation and salvage business in the private sector and, in addition, to include the State of Texas' Railroad Commission and/or other government customers. Management believes that the Company can continue to exploit the numerous opportunities available because of the continued economic downturn in the oil and gas industry to expand P & A Remediation's business and, additionally, acquire companies engaged in one or more aspects of the plugging, remediation and salvage business and obtain producing and/or developed oil and/or gas properties. These opportunities include, but are not limited to, (i) the availability of producing wells and field equipment at low prices; (ii) the availability for minimal compensation of a pool of highly-trained field and supervisory personnel because of industry layoffs; and (iii) increased environmental remediation and salvage business attributable to the increasing number of wells desired to be plugged, or required to be plugged at public expense because of abandonment, by operators because of the depressed price of crude oil, or because of environmental hazards. Additionally, the Company plans to diversify its operations through the acquisition of companies engaged in businesses unrelated to the oil and gas business. Except for Cyber City Honolulu,

Inc., a Honolulu, Hawaii-based, regional Internet service provider and computer consulting firm, the Company is not presently engaged in negotiations for the acquisition of any companies operating in industries unrelated to the Company's business.

         The Company owns a tract of land containing five acres in Young County, Texas, on which a metal building is situated that was purchased from a non-affiliate on March 19, 1999, for a total purchase price of $12,500. The property is subject to that certain Promissory Note Secured by Deed of Trust dated March 19, 1999, in the principal amount of $11,500, bearing interest at the rate of 10% per annum and payable in installments of approximately $245 per month commencing on May 1, 1999, and terminating on April 1, 2004.

         The Company leases, in addition to its executive offices, two facilities used as oil field salvage yards, one of which is located on approximately five acres north of Ballinger, Texas, and the other of which is located in Olney, Texas, on approximately five and one-half acres. The Olney lessor is unaffiliated with the Company. The Company rents the Ballinger facility on a month-to-month basis at a rate of $450 per month and the Olney facility at a monthly rental of $550 pursuant to a renewable lease with a purchase option. The Company's executive offices are leased from an affiliate on a month-to-month basis at the rate of $250 per month.

         Mr. Bryan L. Walker, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company and the President and a director of Yankee Development and Simpco, has approximately fifteen years of experience since 1984 as a consultant to various independent oil companies in the State of Texas.

YANKEE DEVELOPMENT CORPORATION

         General. Yankee Development Corporation is a Texas corporation organized on December 31, 1997. The corporation was acquired by the Company in a reverse acquisition transaction consummated on April 23, 1998, pursuant to which an aggregate of 5,305,626 newly-issued, restricted shares, constituting approximately 90% of the then outstanding shares, of the Company's Common Stock were issued to the Shelton Voting Trust in consideration and exchange for all 1,000 outstanding shares of common stock of Yankee Development. Immediately following the transaction, Yankee Development became a wholly-owned subsidiary of the Company and the Shelton Voting Trust, the former owner of Yankee Development, controlled approximately 90% of the Company's issued and outstanding shares of Common Stock. The transaction was accounted for under the purchase of assets, rather than the pooling of interests, method of accounting.

         Yankee Development owns a working interest in proven, developed oil reserves on 2,300 acres in western Texas known as the Yankee (Canyon Sand) Field Unit, MA., RRC No. 03215, of Tom Green County, Texas, as set forth in that certain Unit Agreement as recorded in Volume 405, Page 609 of the Deed Records of Tom Green County, Texas. The value of $3,711,000 assigned to the reserves at the time of their acquisition in April 1998 represents the discounted net present value of net revenues, and was calculated based upon the then market price of $15.00 per each of 880,000 recoverable barrels of oil, less development and operating costs, discounted at a rate of 10%. The current market price of crude oil is approximately $20.00 per barrel. These proved, developed oil reserves are Yankee Development's only significant assets. Management has decided to delay additional development and production of Yankee Development's oil reserves until such time, if ever, as the price of crude oil increases to and stabilizes at a price that enables these operations to be conducted on a commercially viable basis. Yankee Development, since inception, has generated no revenues from the production of oil. No assurance can be given that Yankee Development will generate any revenues or achieve profitability from the production of the proven, developed reserves owned as of the date hereof or from oil and/or gas properties, if any, acquired in the future.

         Competition. With respect to Yankee Development's proposed acquisition of additional developed oil and/or gas properties, there are a large number of operators engaged in the exploration for and production of oil and gas and a correspondingly high degree of competition exists for desirable oil and gas prospects. Because of Yankee Development's operating history, limited to the company's acquisition of proven, developed oil reserves in western Texas to be further developed and produced in the future, Yankee Development may be at a severe competitive disadvantage in its ability to purchase prospects. The oil and gas industry is dominated by a number of large companies having financial resources far in excess of Yankee Development's resources. The principal means of competition for the acquisition of oil and gas leases are the payment of bonuses at the time of acquisition of leases and property, the payment of royalties from production, the amount of annual rental payments and the nature of requirements for exploration and production. Companies with greater financial resources, larger staffs, more sophisticated equipment and more extensive experience will be in a better position than Yankee Development to compete for oil and gas leases and properties. Additionally, the marketing of oil and gas, if any, found and produced by the company will be affected by a number of factors that are beyond Yankee Development's control, the exact nature of which cannot be accurately predicted. These factors include, but are not limited to, crude oil imports, the availability of adequate pipeline and other transportation facilities, the marketing of competitive fuels and other matters affecting the availability of a ready market, such as fluctuating supply and demand. In recent years, crude oil and natural gas prices have declined because of, among other factors, an oversupply in the world markets and decreased demand.

         Regulation. The exploration for and production of oil and gas is generally subject to regulation by state regulatory authorities. In some states, the production of oil and gas is regulated by conservation laws and regulations, which set allowable rates of production, regulate the spacing of wells and thus control the number of wells that can be drilled in a given area and otherwise control the conduct of oil and gas operations. Further, Yankee Development's future drilling and production operations, if any, will be subject to state, Federal and local environmental protection regulations that may necessitate significant capital outlays that would materially affect the financial position and business operations of the company. Despite the retention of qualified engineers and operators, Yankee Development may be adversely affected by pollution and environmental laws that protect against waste, conserve natural resources and prevent pollution and damage to the environment, enacted by Federal, state and local agencies in jurisdictions in which the company operates. If any penalties or prohibitions were imposed on Yankee Development for violating such regulations, the company's operations could be adversely affected. Additionally, the production of oil and gas is subject to Federal regulation with regard to the imposition of land use controls, the amount of oil imported into the United States from other countries, taxation and other matters, that is complex and continuously changing. Legislation adopted by Congress in some respects emphasizes decreasing demand for, rather than increasing the supply of, oil and gas. Yankee Development cannot predict the nature and terms of any energy legislation that may be enacted by Congress in the future nor can the company be assured that any such legislation would not have an adverse affect upon its business. In addition, foreign countries establish prices and production quotas for petroleum products from time to time with the intent of reducing global oversupply and maintaining or increasing certain price levels. Management is unable to predict the effect, if any, such actions would have on the amount of, or the prices received for, oil and/or gas, if any, produced and sold from Yankee Development's wells..

P & A REMEDIATION, LLC

         General. P & A Remediation, LLC, is a Texas limited liability company organized on October 16, 1998, by the Company and Simpco, which own 99% and 1%, respectively, of the outstanding membership interests in the company. Prior to the acquisition of Simpco by the Company effective as of January 15, 1999, P & A Remediation was managed as a joint venture, with the Company contributing working capital and personnel and Simpco contributing management expertise and equipment. Since the acquisition of Simpco, most of Simpco's management members have become full-time employees of P & A Remediation. Further, P & A Remediation leases the oil field equipment used in its business operations from Simpco or unaffiliated third parties.

         P & A Remediation's environmental remediation and salvage business involves the plugging of oil wells and the remediation and clean-up of oil fields in accordance with government rules and regulations applicable to the environment, and the salvage or purchase for resale on the secondary market of construction materials, pipe, steel tubulars and used and reconditioned oil field equipment. To the extent practicable, P & A Remediation performs its services, including testing, threading and reworking of steel pipe recovered from the field, at the oil field salvage yards leased by the Company in Ballinger and Olney, Texas. Although P & A Remediation desires to expand its customer base to include governmental agencies such as the State of Texas' Railroad Commission, the company's customers are presently limited to private and publicly-held oil and/or gas companies which are operators of oil wells and fields requiring P & A Remediation's plugging, remediation and/or salvage services. The company's operations are presently limited to the north central and central west regions of Texas. Since the commencement of business operations by P & A Remediation in April 1999, the company's activities, including the plugging of approximately 57 wells, have generated gross revenues from services and sales totaling $171,000. Aggregate gross revenues of $18,500 generated during the approximate six-month period from the date of the company's inception in October 1998 through March 1999, are attributable to resales by the company of used and reconditioned oil field equipment purchased for resale.

         P & A Remediation employs two types of contractual arrangements, i.e., cash and salvage, in connection with its oil well plugging and remediation operations. Contractual arrangements are often verbal in nature and may be turnkey on specific oil wells or leases (groups of wells). Under the salvage type of contract, the Company receives as its compensation pipe and/or used oil well equipment mutually agreed upon by the parties. Revenue is recognized, and the pipe and/or equipment are included in inventory, based upon the applicable wholesale market prices of the items or the prices at which the items are purchasable for resale on the open market. These inventory items, whether received by P & A Remediation as consideration for the performance of plugging and/or remediation services or purchased outright for purposes of resale, are resold to customers including, primarily, oil and construction companies. Typical cash payment arrangements for plugging a well involve a payment in the amount of a percentage of the total estimated cost of the job at the time that equipment is moved on site, with final payment due upon completion of the work and delivery of the certification document (RRC Form W-3) required to be filed with the Texas Railroad Commission. P & A Remediation has experienced no bad debts to date. Management attributes this to the fact that the company, only upon the receipt of final payment, delivers the cementing affidavits required to be filed by the operator with the Texas regulatory authority indicating that the well was properly plugged in accordance with applicable state regulations and specifications. The direct gross profit on the industry jobs presently being performed by P & A Remediation, is generally approximately 35.7%. The gross profit margin on the same job, if performed for a government agency, could increase to 55.8%. Payment would typically be received thirty days from the date of completion of the well(s) and all contract requirements, thus requiring the maintenance of additional working capital. P & A Remediation is generally required to pay suppliers and subcontractors for pipe, equipment and other supplies and threading, refurbishing and other services on a cash on demand, or "COD," basis. Accordingly, should P & A Remediation be successful in expanding its customer base to include government agencies, of which there is no assurance, its working capital ($26,516 as of May 31, 1999) may not be adequate to enable the company to continue in operation without the receipt of additional funding.

         The primary government customer targeted by P & A Remediation is the State of Texas' Oil Well Plugging and Cleanup Fund (the "Cleanup Fund") because of the continuously increasing number of oil wells being added to the State of Texas' inventory of wells requiring state-funded remediation. The Cleanup Fund, which was enacted by Texas Senate Bill 1103 in 1991, created new sources of revenue and authorized the Railroad Commission of the State of Texas to use the funds for the purpose of plugging abandoned or environmentally undesirable oil and gas wells. The Railroad Commission District Office prepares bid contracts, referred to as extended service contracts, which typically group twenty to forty abandoned and plug-ordered wells that are available for bid by the Company and others. Company management believes that the abandoned and inactive wells that are candidates for state-funded plugging number in the tens of thousands as of the date hereof. This calculation is based upon management's belief that there are, on average, ten oil or gas wells, known as "stripper wells," producing, on average, less than ten barrels of oil per day, per each of 12,500 operators registered with the Railroad Commission listed in the Commission's inventory of wells requiring state-funded remediation. Further, wells are added continuously at the rate of 250 per month in an order of priority based on the perceived risk to human health and the environment. Based upon the unstable $20.00 price per barrel of oil at the wellhead and the industry average production cost to the operator in excess of $13.00 per barrel, many operators of stripper wells have voluntarily decided to shut-in or abandon their wells. The recent month's increase in world oil prices may be an aberration in the market, and many operators are waiting for longer term stability before making decisions on reopening wells.

         In addition to oil well plugging and clean-up operations, P & A Remediation serves as a reseller of construction equipment, steel pipe and tubulars and select used and reconditioned oil field equipment. These items are either obtained from the company's salvage operations or purchased outright for resale on the secondary market. P & A Remediation is currently resuming remediation work on a Conoco, Inc., 58-mile salvage project that involves the recovery of at least 150,000 feet of three and one-half to six inch structural pipe which the Company intends to resell for construction and other applications. Management believes, without assurance, that the price obtainable for the recovered pipe will range from $.80 to $1.50 per foot and that P & A Remediation will incur costs of approximately $.30 per foot to gather and remove the pipe and additional expense to straighten, clean and/or ready the pipe for resale. The number of individuals employed by PAR has increased from four in November 1998 to approximately twenty two as of the date hereof.

         Competition. While P & A Remediation has numerous competitors conducting plugging and pipe salvage operations in the north central and central west regions of Texas where it presently competes and a small number of very capable oil well service and cementing businesses in various locations throughout the southwestern United States, the environmental remediation and salvage business is highly fragmented in general. That is, the business is characterized by a large number of companies which specialize in only one or a few, but not all, of the individual job service requirements; thus requiring an operator, at increased cost, to retain the services of a number of companies in order to complete the job of plugging a well. Further, management perceives many of its competitors to be undercapitalized. Accordingly, P & A Remediation's business plan involves the acquisition of related businesses and additional equipment and personnel so as to be capable of performing for the customer, on a turnkey basis and at reasonable cost, all of the individual job service requirements involved in the plugging of a single well. Company management believes that, should P & A Remediation achieve its desired level of vertical integration, which could not be assured, the company would have a significant competitive advantage over its competitors. Achievement of this goal, however, depends upon the receipt by the Company of significant additional funding required to consummate the acquisition of, and operate, the acquired companies.

         Regulation. The oil well plugging and remediation operations of P& A Remediation in the State of Texas are subject to regulation by the Oil and Gas Division of the Railroad Commission of the State of Texas (the "Railroad Commission"). As early as 1899, the State of Texas has had laws requiring oil wells to be constructed with wrought iron or steel casing and to be plugged upon abandonment for the purpose of isolating oil and gas from fresh water formations. While the purpose of these early laws was to protect oil and gas fields from contamination by fresh water, the laws have been retained today for the opposite purpose, i.e., the protection of the environment from contamination by oil, gas and their byproducts. The Railroad Commission's Oil and Gas Division was created by statute in 1919 to regulate oil and gas exploration and production operations in the state's numerous oil and gas fields. In the 1960's, the Railroad Commission undertook the plugging, using limited state funds appropriated from general revenues, of certain wells abandoned by a Railroad Commission-registered operator because of insolvency, negligence or otherwise. In 1983, a new state-funded well plugging fund was established and, in 1991, additional authority and funding was obtained by the Railroad Commission to address the growing problem of abandoned oil fields. In 1992, the rules for plugging wells were amended, including the enactment of more stringent requirements for monitoring and testing older, inactive wells having greater potential for damaging the environment. Per the Railroad Commission state plugging director in March 1998, the Railroad Commission's plugging fund had a backlog of in excess of 1,800 wells requiring plugging and was engaged in the review of seventy contaminated oil fields as candidates for state-funded remediation. Company management believes that the abandoned and inactive wells that are candidates for state-funded plugging number in the tens of thousands as of the date hereof. This calculation is based upon management's belief that there are, on average, ten oil or gas wells listed in the Railroad Commission's inventory of wells requiring state-funded remediation per each of 12,500 operators registered with the Railroad Commission. Further, wells are added continuously at the rate of 250 per month in an order of priority based on the perceived risk to human health and the environment.

SIMPCO, INC.

         Simpco, a Texas corporation, was acquired by the Company in a transaction effective as of January 15, 1999, as a result of which the Company issued and sold a total of 850,000 newly-issued, restricted shares of Common Stock in consideration of the exchange therefor of 100% of Simpco's outstanding shares of common stock. Simpco was engaged in oil and gas remediation operations prior to the effective date of its acquisition by the Company on January 15, 1999. Since that date, Simpco has ceased all ongoing operations except as the owner and lessor to P & A Remediation, also a wholly-owned subsidiary of the Company, as the lessee, of the used oil field and construction equipment, including, but not limited to, pulling machines, trucks, trailers, bulldozers, wireline vehicles and specialty machined tools, valued at approximately $960,000 as of the effective date on January 15, 1999, of the Company's acquisition of Simpco. Simpco's outstanding indebtedness, in the amount of approximately $110,000 on the effective date (January 15, 1999) of the company's acquisition, has not been materially reduced as of the date hereof.

         In addition to the equipment owned by Simpco on the date of its acquisition by the Company, Simpco leases P & A Remediation other such items of oil field and construction equipment acquired by the Company from unaffiliated third parties and assigned to Simpco subsequent to January 15, 1999. These items include a double triple workover rig, a cementing system, a water truck, a bulldozer, a wireline truck and specialty equipment necessary to cement oil wells leased by the Company from Mr. Rodney W. Simpson (the uncle of Mr. Richard Simpson, a 9.4% shareholder of the Company) for a period of five years through March 17, 2004, pursuant to that certain Equipment Lease Agreement dated April 15, 1999. The lease provides for the payment of rental in the amount of $1,093 per month through March 17, 2002, and monthly rental payments in the amount of $818 commencing April 17, 2002, through March 17, 2004. Upon termination, or the earlier pay-off, of the lease, Simpco has the option to purchase the equipment for the sum of $10.00.

         In addition to the above-described equipment, Simpco purchased a 1996 Ford truck from an unaffiliated person under an installment contract dated May 14, 1999, for the purchase price of approximately $19,596. The contract requires the payment of a total of $15,775 in monthly installments over a period of three years commencing June 25, 1999, at an interest rate of 10% per annum. Additionally, Simpco received from the Company by assignment a 1995 and a 1996 Ford truck, each of which was purchased from an unaffiliated person under an installment contract. The purchase prices of the 1995 and 1996 Ford were approximately $17,995 and $15,700, respectively. The contract for the purchase of the 1995 Ford requires the Company's payment of a total of $15,000 in monthly installments over a period of three years commencing May 19, 1999, at an interest rate of 16.5% per annum. Under the contract for the purchase of the

1996 Ford, the Company is required to pay the balance of the installment payments totaling $22,849 over a three-year period.

EMPLOYEES AND CONSULTANTS

         As of the date hereof, the Company has twenty-four full-time employees, of whom five are engaged in administration, eighteen are engaged in operations, and one of is engaged in marketing and sales. Of said employees, Messrs. Brian
L. Walker and Richard C. Smith have been employed by the Company without cash compensation through the date hereof. See "Executive Compensation" below for a description of the salaries authorized to be paid to Messrs. Walker and Richard
C. Smith for their services as employees of the Company during the fiscal year ending June 30, 2000, and a description of the equity ownership interests in the Company of all of its executive officers and directors, including Messrs. Walker and Richard C. Smith. None of the Company's employees are represented by a labor union. The Company has never had a strike or lockout and considers its employee relations to be good.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

         The Company serves as the holding company for two wholly-owned subsidiaries, including Yankee Development and Simpco, and owns 99% of the outstanding membership interests in P & A Remediation. Simpco owns the balance of one per cent of the outstanding membership interests in PAR. For the period from inception (January 21, 1998) through May 31, 1999, the Company had $100,868 in total revenues and $36,375 in gross profit on sales, respectively, and operating expenses aggregating $109,982. As a result, the Company had a net operating loss and net loss in the amount of $(73,419) and $(56,399), respectively ($.01 per share). The Company's revenues are limited, as of the date hereof, to those generated by P & A Remediation from oil well plugging, remediation and salvage operations, and no revenues have been realized from oil or gas production. P & A Remediation proposes to increase its oil well plugging, remediation and salvage business in its current regions of operation in Texas and expand such operations to the States of Oklahoma and New Mexico. Management does not foresee Yankee Development's conducting additional development operations on its existing properties or exploring for oil and gas elsewhere unless oil and gas prices increase significantly, which increase is sustained for a significant period of time. The Company intends to pursue available opportunities in the oil and gas business, including the acquisition of additional proven, developed reserves, equipment and personnel, and to expand its business through the acquisition of businesses related and unrelated to the oil and gas business. If the Company is unable to generate sufficient revenue from operations, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings.

Financial Condition, Capital Resources and Liquidity

         At May 31, 1999, the Company had assets totaling $5,053,305, including current assets in the amount of $183,719, fixed assets, including land, building and equipment (less accumulated depreciation) in the amount of $1,156,931 and $3,712,655 in other assets (primarily proved, developed oil reserves). Since the Company's inception, it has received $27,250 in cash contributed as consideration for the issuance of shares of Common Stock.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company has four locations, including (i) its leased executive offices located at 1026 West Main Street, #208, Lewisville, Texas 75067; (ii) a five-acre tract of land located in Young County, Texas, on which a metal building is situated; (iii) a leased building situated on five acres north of Ballinger, Texas, used by Simpco prior to its acquisition by the Company; and
(iv) a leased facility, including a building located on five and one-half acres, in Olney, Texas. The Ballinger and Olney facilities are presently used by P & A Remediation for its oil well plugging, remediation and salvage operations. The Company anticipates that these facilities will be adequate for its foreseeable future needs.

         The executive offices of the Company are comprised of approximately 300 square feet of space in the DFW Metroplex located in Lewisville, Texas, approximately ten miles north of the Dallas/Fort Worth International Airport. The space has been rented from an affiliate of the Company on a month-to-month basis at the rate of $250 per month since July 1, 1999.

         The Company owns a tract of land containing five acres located within the Texas Emmigration and Land Company Survey No. 178, Abstract No. 425, in Young County, Texas, immediately north of State Highway No. 79. A fenced-in, metal building, comprised of approximately 1,600 square feet in sound structural and functional condition, is situated on the property. The acreage and facility were purchased by the Company from a non-affiliate on March 19, 1999, for a total purchase price of $12,500. The property is subject to that certain Promissory Note Secured by Deed of Trust dated March 19, 1999, in the principal amount of $11,500, payable in installments of approximately $245 per month commencing on May 1, 1999, and terminating on April 1, 2004. The note bears interest at the rate of 10% per annum. In the opinion of management of the Company, the facilities are adequately covered by insurance. P & A Remediation presently uses the land and building for storing equipment.

         The Company leases a yard comprised of approximately five acres and office building situated thereon located one to two miles north of Ballinger, Texas, on U.S. Highway 83 (also known as 11816 U.S. Highway North). The Company uses the acreage and facilities for remediation and salvage activities. The property is leased from Mr. Richard Simpson, an affiliate of the Company, for annual rent in the amount of $5,400 payable in monthly installments of $450 to Mr. Steve Simpson or other assignee of Mr. Richard Simpson. Although the lease term expires on October 31, 1999, Company management believes, without assurance, that it will be possible to renew the lease on terms acceptable to management because Mr. Richard Simpson, the lessor, is an affiliate of the Company.

         The Company leases the house and lots on approximately five and one-half acres located at 505 Knox Street, Olney, Texas, which it uses as an oilfield salvage yard. The yard is leased from a non-affiliate for a period of one year through November 30, 1999, at an annual rent of

$6,600 payable in monthly installment of $550 each. The lease is renewable for a period of one year; at the expiration of which year the Company has the option to purchase the property. The Company intends to renew the lease on the Olney yard for the additional one-year period provided. Management believes that the terms for renewal are comparable to those available for the lease of comparable facilities in the surrounding Olney area.

         The Company's current investment policy with respect to real estate is to purchase in fee simple 100% of the interest in a particular real property that is expected to be useful to the Company as a site on which to conduct business operations. Accordingly, the Company's primary purpose for investing in real estate is not the realization of capital gain or income, although it is possible that such benefits may be realized. There are no limitations on the percentage of assets which may be invested in any one investment, or type of investment, and such policy may be changed without a vote of the Company's shareholders.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the ownership of the Company's Common Stock as of October 12, 1999, by each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Under the General Rules and Regulations of the Securities and Exchange Commission (the "Commission"), a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                         Shares         Percentage
                                                       Beneficially         of
          Beneficial Owner                               Owned(1)        Class(1)
---------------------------------------                ------------     ----------
Bryan L. Walker (2)                                    5,505,625(5)       81.2%
8505 Freeport Parkway North, Suite #141
Irving, Texas 75063

Laura N. Walker (3)                                    5,505,625(6)       81.2%
8505 Freeport Parkway North, Suite #141
Irving, Texas 75063

Shelton Voting Trust                                   5,305,625(7)       78.3%
8505 Freeport Parkway North, Suite #141
Irving, Texas 75063

Richard Simpson                                          637,500(8)        9.4%
P.O. Box 4881
County Road 261
Zephyr, Texas 76890

Richard C. Smith (2)                                     206,000(9)        2.4%
1026 West Main Street, Suite #208
Lewisville, Texas 75067

Derek T. Smith (4)                                        15,000           (10)
14608 Lakecrest Drive
Addison, Texas 75244

All executive officers and directors                   5,583,625          82.4%
as a group (four persons)

----------

         (1) Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 6,780,625 shares of the Company's Common Stock issued and outstanding as of October 12, 1999.

         (2) Executive officer and member of the Board of Directors of the Company, Yankee Development and Simpco.

         (3) Executive officer and member of the Board of Directors of the Company and Simpco; executive officer of Yankee Development.

         (4) Executive officer of the Company.

         (5) Includes 5,305,625 shares of Common Stock owned of record by the Shelton Voting Trust, of which Mr. Walker is the trustee, and 100,000 shares of Common Stock owned of record by each of Mr. Walker and Ms. Laura N. Walker, Mr. Walker's spouse.

         (6) Includes 5,305,625 shares of Common Stock owned of record by the Shelton Voting Trust, of which Mr. Walker is the trustee, and 100,000 shares of Common Stock owned of record by each of Mr. Walker and Ms. Walker.

         (7) Because Mr. Walker is the trustee of the Shelton Voting Trust, beneficial ownership of the shares of Common Stock owned of record by the trust is attributable to him and Ms. Walker, his spouse, under the applicable General Rules and Regulations of the Commission.

         (8) Includes 212,500 shares of Common Stock owned of record by each of the Simpco Trust #1, the Simpco Trust #2 and the Simpco Trust #3 (collectively, the "Simpco Trusts" and, individually, a "Simpco Trust"), of which Mr. Simpson is the trustee.

         (9) Includes 100,000 shares, and 33,000 shares, of Common Stock owned of record by the Basic Realty Trust and the Nelson Family Trust, respectively, of which Mr. Smith is the trustee, and 30,000 shares of Common Stock owned of record by Ms. Margie Moreno Smith, Mr. Smith's spouse.

         (10) Less than one per cent.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below are the names, ages, positions with the Company, Yankee Development, Simpco and P & A Remediation and business experience of the executive officers and directors of the Company, Yankee Development and Simpco and the sole Manager of P & A Remediation.


         Name             Age                        Position
         ----             ---                        --------
Bryan L. Walker(1)        45      President, Chief Executive Officer and
                                  Chairman of the Board of Directors of the
                                  Company; President and Director of Yankee
                                  Development and Simpco

Richard C. Smith(1)(2)    54      Treasurer, Chief Financial Officer and
                                  Director of the Company; Treasurer and
                                  Director of Yankee Development and Simpco

Derek T. Smith(1)         33      Vice President of the Company

Laura N. Walker(1)        42      Secretary and Director of the Company;
                                  Secretary of Yankee Development; Vice
                                  President, Secretary and Director of Simpco

----------

         (1) The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

         (2) Mr. Smith holds, in addition to the positions with each of the above-named corporations indicated in the above table, the office of Manager of P & A Remediation, a Texas limited liability company 99%-owned by the Company. Mr. Smith occupies this office until the next annual meeting of P & A Remediation's members and until his successor has been elected, unless he sooner resigns or is removed.

         All directors hold office until the next annual meeting of the Company's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Messrs. Walker, Richard C. Smith and Derek T. Smith and Ms. Walker are expected to devote approximately 90%, approximately 40%, approximately 5% and approximately 10%, respectively, of their time to the business of the Company.

FAMILY RELATIONSHIPS

         Mr. Bryan L. Walker, President, Chief Executive Officer and Chairman of the Board of Directors of the Company and President and a director of Yankee Development and Simpco, is the spouse of Ms. Laura N. Walker, Secretary and a director of the Company, Secretary of Yankee Development and Vice President, Secretary and a director of Simpco. Mr. Richard C. Smith, Treasurer, Chief Financial Officer and a director of the Company and Treasurer and a director of Yankee Development and Simpco, is the father of Mr. Derek T. Smith, the Company's Vice President.

BUSINESS EXPERIENCE

         Bryan L. Walker has served as the President/Chief Executive Officer and the Chairman of the Board of Directors of the Company since August 14, 1998, and June 10, 1998, respectively. He served in the positions of Vice President and director of the Company from June 7, 1998, through August 14, 1998, and June 10, 1998, respectively. Mr. Walker has served as a director and the President of Yankee Development since January 7 and August 14, 1998, respectively. From January 7 through August 14, 1998, he served in the position of Vice President of Yankee Development. Since January 18, 1999, Mr. Walker has served in the positions of President and a director of Simpco. He has been self-employed as a business/management consultant in the oil business serving independent oil production companies since 1984. Mr. Walker has co-owned, together with his spouse, Ms. Walker, an executive officer and director of the Company, Yankee Development and Simpco, since May 1997, Hawaiian Travel, Inc., a travel consulting firm affiliated with the Company having offices in Irving, Texas. He received a Bachelor of Business Administration degree from Southern Methodist University, Dallas, Texas, in 1976.

         Richard C. Smith has served as the Treasurer and a director of the Company since June 7, 1998, and as the Company's Chief Financial Officer since August 14, 1998. Since January 7, 1998, he has served in the positions of Treasurer and director of Yankee Development. Mr. Smith served, from January 7 through August 14, 1998, as the Secretary of Yankee Development. He has served, since January 18, 1999, as the Treasurer and a director of Simpco. Mr. Smith has twenty-eight years of experience in public accounting. He has owned and operated a public accounting practice in Lewisville, Texas, since March 1998, as a professional corporation under the name of Richard C. Smith, CPA, P.C., and, during the period from February 1971 through February 1998, prior to that time, as a sole proprietor. He was employed by Atlantic Richfield Oil Company as a staff accountant from June 1967 through February 1969 and by Mark III Manufacturing Corp., a privately-held manufacturing company located in Roanoke, Texas, as a controller from March 1969 through January 1971. Mr. Smith received a Bachelor of Business of Administration degree in accounting from the University of North Texas in 1967.

         Derek T. Smith has served, since August 14, 1998, in the office of Vice President of the Company. He served as the President of the Company during the period from June 7 through August 14, 1998. Since August 1996, Mr. Smith has been employed by CSC Consulting Group, a division of Computer Sciences Corporation, a public company located in El Segundo, California. From August 1994 through July 1996, he was employed as a senior consultant by Hogan Systems, Inc., a publicly-held consulting company with offices in Dallas, Texas, that was acquired by Computer Sciences Corporation in August 1996. Mr. Smith was employed, from January through July 1994, by the U.S. Small Business Administration as a senior loan officer, disaster relief. From October 1988 through May 1992, he was employed in the position of market cost analyst by Electronic Data Systems, Dallas, Texas, a publicly-held company. Mr. Smith received a Bachelor of Business Administration degree in finance from The University of Texas at Austin in 1988 and a Masters of Business Administration degree in strategic management, marketing and international business from the University of Georgia in 1993.

         Laura N. Walker has served as the Secretary of the Company since August 14, 1998, and as a director of BTI since June 7, 1998. Since August 14, 1998, she has served as the Secretary of Yankee Development. Ms. Walker has served in the positions of Vice President, Secretary and director of Simpco since January 18, 1998. Together with her spouse, Mr. Walker, an executive officer and director of the Company, Yankee Development and Simpco, Ms. Walker has co-owned, since May 1997, Hawaiian Travel, Inc., a travel consulting firm with offices in Irving, Texas, which is an affiliate of the Company.

ITEM 6. EXECUTIVE COMPENSATION

         No cash compensation, and, except for Mr. Walker's use of a Company automobile since January 8, 1999, 10% of which usage is estimated to be personal, no non-cash compensation, has been awarded to, earned by or paid to any Company executive officer or director for all services performed in all capacities for the Company during the approximate one year and nine-month period from the date of the Company's inception on January 21, 1998, through the date hereof. However, the Company's Board of Directors has approved the payment of a base salary in the amount of $36,000 (excluding bonuses) to Mr. Walker, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, and a base salary (excluding bonuses) in the amount of $30,000 to Mr. Richard C. Smith, the Treasurer and a director of the Company during the current fiscal year ending June 30, 2000. As of the date hereof, payment of these approved salaries has not yet commenced. It is anticipated that at such time, if ever, as the Company's financial position permits, the executive officers and/or directors of the Company will receive appropriate compensation, in addition to reasonable salaries, such as bonuses, coverage under medical and/or life insurance benefits plans and participation in stock options and/or other profit sharing or pension plans, for services as executive officers of the Company and may receive fees for their attendance at meetings of the Board of Directors of the Company. As of the date hereof, the Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. Further, to date, no cash or no non-cash compensation has been awarded to, earned by or paid to any executive officer or director of Yankee Development or Simpco, wholly-owned subsidiary corporations of the Company, or to Mr. Richard C. Smith, Manager of PAR, a 99%-owned Texas limited liability company, for services performed in all capacities for said companies.

COMPENSATION OF DIRECTORS

         The Company has no standard arrangements for compensating the directors of the Company, who also serve as the directors of Yankee Development and Simpco, for their attendance at meetings of the Board of Directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On or about January 21, 1998, the Company issued and sold 200,000 shares, 200,000 shares, 170,000 shares, and 30,000 shares, of Common Stock to Messrs. James L. Speir, James Howe and John Bradley and Ms. Janine Kreuter, respectively (a total of 600,000 shares of Common Stock), in consideration for cash paid by each individual in the amount of $.00375 per share (a total of $2,250). On or about April 16, 1998, a total of 510,000 shares of Common Stock owned collectively by Messrs. Speir, Howe and Bradley and Ms. Kreuter were transferred to a total of fourteen residents of the State of Texas, including Mr. Byan L. and Ms. Laura N. Walker and Messrs. Richard C. and Derek T. Smith, the current members of management of the Company, Yankee Development, P & A Remediation and/or Simpco, two trusts of which Mr. Richard C. Smith serves as trustee and certain immediate family members of the foregoing, including Mesdames Margie Moreno-Smith, Catherine E. Smith, and Angela D. McClure, Mr. Richard C. Smith's spouse, mother and daughter, respectively. (See Part II, Item
4. "Recent Sales of Unregistered Securities.")

         On April 23, 1998, the Company issued and sold 5,305,625 shares of Common Stock to the Shelton Voting Trust in consideration for the sale and transfer to the Company of all 1,000 outstanding shares of common stock of Yankee Development. Mr. Walker, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company and Yankee Development and the President and a director of Simpco and the beneficial owner of approximately 81.2% of the outstanding shares of the Company's Common Stock, is the trustee of the Shelton Voting Trust. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

         P & A Remediation, a wholly-owned subsidiary of the Company, entered into that certain Short Form of Lease dated November 1, 1998, with Mr. Richard Simpson, as lessor, pursuant to which P & A Remediation has leased the oil well plugging yard and office location used by Simpco prior to its acquisition by the Company. The acreage and facilities, located north of Ballinger, Texas, are leased from Mr. Richard Simpson, beneficial owner of approximately 9.4% of the Company's outstanding shares of Common Stock, for a term of one year through October 31, 1999. The lease provides for annual rent in the amount of $5,400 payable in monthly installments of $450 to Mr. Steven Simpson, Mr. Richard Simpson's brother, or other assignee as directed by Mr. Richard Simpson.

         Since January 8, 1999, Mr. Walker has had the use of a Company automobile, a 1995 Jeep Cherokee, 10% of his usage of which is estimated to be personal.

         On January 8, 1999, the Company acquired a 1995 Jeep from Ms. Walker, the Secretary and a director of the Company and Yankee Development and the Vice President, Secretary and a director of Simpco, in consideration for the assumption by the Company of a promissory note in the principal amount of $10,500, secured by a certificate of deposit owned by Ms. Walker, payable to a bank in connection with the purchase. The note, which bears interest at the rate of 7.85% per annum, is due on February 15, 2002.

         The Company issued and sold, on January 15, 1999, 212,500 shares of Common Stock to each of the Simpco Trust #1, the Simpco Trust #2 and the Simpco Trust #3 (an aggregate of 637,500 shares of Common Stock) in consideration and exchange for the sale and transfer to the Company by each trust of 2,500 shares of common stock, collectively constituting 75% of the outstanding shares of common stock, of Simpco. As a result of this transaction, ownership by the Simpco Trusts of approximately 9.4% of the outstanding shares of the Company's Common Stock is attributable to Mr. Richard Simpson, trustee of the Simpco Trusts. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

         Certain executive officers, directors and controlling shareholders of the Company, including Messrs. Bryan L. Walker and Richard C. Smith and Ms. Laura N. Walker, have made cash advances on open account to the Company aggregating $78,701 during the period from June 1, 1998, through May 31, 1999. These advances have been classified as long-term debt in the Company's financial statements.

ITEM 8. DESCRIPTION OF SECURITIES.

Description of Capital Stock

         The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.00001 par value per share, and 10,000,000 shares of Preferred Stock, $.00001 par value per share.

Description of Common Stock

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

         Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

         Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 370 Seventeenth Street, Suite #2350, Denver, Colorado 80202.

Description of Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         (a) MARKET INFORMATION.

         There has been no established public trading market for the Common Stock since the Company's inception on January 21, 1998.

         (b) HOLDERS.

         As of October 12, 1999, the Company had 59 shareholders of record of its 6,780,625 issued and outstanding shares of Common Stock, $.00001 par value per share.

         (c) DIVIDENDS.

           The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

         Neither the Company nor any of its subsidiaries, including Yankee Development, P & A Remediation and Simpco, know of any legal proceedings to which any of the foregoing companies are parties or to which the property of any of such companies is the subject which are pending, threatened or contemplated, or any unsatisfied judgments against the Company or any of its subsidiaries.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         David S. Hall, P.C., 1660 South Stemmons, Suite #420, Lewisville, Texas 75067, reported upon the Company's financial statements for the period from inception (January 21, 1998) to June 30, 1998, and has been appointed as the Company's independent accountant for the fiscal year ending June 30, 1999. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of David S. Hall, P.C., through the date hereof.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         On or about January 21, 1998, the Company issued and sold 200,000 shares, 200,000 shares, 170,000 shares, and 30,000 shares, of Common Stock, $.00001 par value per share, to Messrs. James L. Speir, James Howe and John Bradley and Ms. Janine Kreuter, respectively (a total of 600,000 shares of Common Stock), in consideration for cash paid by each individual in the amount of $750, $750, $637.50 and 112.50, respectively (a total of $2,250 at the rate of $.00375 per share). The Company claimed the exemptions from registration, in connection with each of the transactions described in this paragraph whereby the Company issued and sold shares of its Common Stock in consideration for cash, afforded by Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (the "Colorado Act"). To make the exemptions available, the Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that, at the time of the sales, Mr. Speir and Ms. Kreuter were executive officers and directors of the Company and Messrs. Speir, Howe and Bradley and Ms. Kreuter were accredited investors. On or about April 16, 1998, a total of 510,000 shares of Common Stock owned collectively by Messrs. Speir, Howe and Bradley and Ms. Kreuter were transferred to a total of fourteen residents of the State of Texas, including the current executive officers and directors of the Company, two trusts of which the Company's Treasurer serves as trustee and certain immediate family members of the foregoing. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

         From March to April 7, 1998, the Company issued and sold an aggregate of 25,000 shares of Common Stock to a total of thirty-five persons, including twenty-six residents of the State of Colorado, five residents of the State of Arizona and four residents of the State of Texas, in consideration for the total sum of $25,000 in cash. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemptions from registration in connection with the offering provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 11-51-308(1)(p) of the Colorado Act. The facts relied upon by the Company to make the exemptions available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b), or in violation of Section 5(a), of the Act;
(ii) the required number of manually executed originals and true copies of Form D, accompanied, in connection with the Colorado notification of exemption, with the appropriate exemption fee, were duly and timely filed with the

U.S. Securities and Exchange Commission and the Colorado Division of Securities;
(iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

         In April 1998, the Company issued and sold 5,305,625 shares of Common Stock to the Shelton Voting Trust in consideration and exchange for the sale and transfer to the Company of 1,000 shares of common stock, no par value per share, constituting all of the outstanding common stock, of Yankee Development. The Company relied, in connection with the "reverse acquisition" transaction, upon the exemption from registration provided by Section 4(2) of the Act for sales of securities by an issuer not constituting a public securities offering together with the fact that, at the time of the consummation of the transaction, the Shelton Voting Trust had a net worth in excess of $700,000 and Mr. Bryan L. Walker, the trustee of the trust, was an executive officer, director and controlling shareholder of the Company. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

         The Company issued and sold, on January 15, 1999, 212,500 shares of Common Stock to each of Mr. Randy K. Dusek, the Simpco Trust #1, the Simpco Trust #2 and the Simpco Trust #3 (an aggregate of 850,000 shares of Common Stock) in consideration and exchange for the sale and transfer by each said person to the Company of 2,500 shares of common stock, no par value per share, collectively constituting all 10,000 outstanding shares of common stock, of Simpco. The Company claimed the exemption from registration in connection with the transaction, involving the exchange of shares of the Company's Common Stock for shares of Simpco common stock, provided under Section 4(2) of the Act. The facts relied upon by the Company to make the exemption available include the following: (i) the transaction did not constitute a public securities offering by the Company; (ii) Mr. Dusek was an accredited investor at the time of the transaction; and (iii) each Simpco Trust that received shares of the Company's Common Stock had a net worth in excess of $250,000 at the time of the consummation of the transaction. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article IX of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

                  The corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that such person is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

         Article VIII, Section 8.3 of the Regulations and Operating Agreement of P & A Remediation, LLC, contains provisions providing for the indemnification of certain persons as follows:

                  Indemnification By Company. The Limited Liability Company may indemnify any person who was or is a party defendant or is threatened to be made a party defendant to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Limited Liability Company) by reason of the fact that he is or was a Member of the Company, Officer, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Limited Liability Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Limited Liability Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         At present, there is no pending litigation or proceeding involving a director or executive officer of the Company, Yankee Development or Simpco or the Manager of PAR as to which indemnification is being sought.

                                    PART F/S

         The Financial Statements of Basic Technologies, Inc., required by Regulation S-B commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                            BASIC TECHNOLOGIES, INC.

                              FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30,1998

                               DAVID S. HALL P.C.
                           CERTIFIED PUBLIC ACCOUNTANT
                          1660 S. STEMMONS, SUITE 420
                               LEWISVILLE TX 75067

                                 (214) 315-1315
                               FAX (214) 420-0038

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Basic Technologies, Inc.:

We have audited the accompanying balance sheet of Basic Technologies, Inc. (a Corporation) as of June 30, 1998 and the related statements of income, retained earnings and cash flows for the period from inception (January 21, 1998) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basic Technologies, Inc. as of June 30, 1998, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

/s/ DAVID S. HALL, P.C.

LEWISVILLE, TEXAS
DECEMBER 18, 1998

                            BASIC TECHNOLOGIES, INC.
                                  Balance Sheet
                                  June 30, 1998

ASSETS

CURRENT ASSETS

Cash                                                              $    25,212
                                                                  -----------
                    TOTAL CURRENT ASSETS                               25,212

OTHER ASSETS

     Organization Costs                                                 2,250
     Accumulated Amortization                                            (188)
     Investment in Yankee Development Corporation                   3,711,000
                                                                  -----------

                    TOTAL OTHER ASSETS                              3,713,062
                                                                  -----------

                           TOTAL ASSETS                           $ 3,738,274
                                                                  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                                       $         0

STOCKHOLDERS' EQUITY

     Common Stock, $.00001 par value, 100,000,000 shares
         authorized and 5,930,625 issued and outstanding                   59
     Preferred Stock, $.00001 par value, 10,000,000 shares
         authorized and no shares issued and outstanding                    0
     Paid in Capital                                                3,738,191
     Retained Earnings                                                     24
                                                                  -----------
                    TOTAL STOCKHOLDERS' EQUITY                      3,738,274
                                                                  -----------
                           TOTAL LIABILITIES AND
                               STOCKHOLDERS' EQUITY               $ 3,738,274
                                                                  ===========

The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                               Statement of Income
                       For the period ended June 30, 1998


REVENUES
  Interest Income                                            $212
                                                             ----
      TOTAL REVENUES                                          212

EXPENSES
  Amortization                                                188
                                                             ----
      TOTAL EXPENSES                                          188
                                                             ----
          NET INCOME                                         $ 24

  Beginning Retained Earnings                                   0
                                                             ----

      ENDING RETAINED EARNINGS                               $ 24
                                                             ====

The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                             Statement of Cash Flows
                       For the period Ended June 30, 1998


CASH FLOWS FROM OPERATING ACTIVITIES

       Net income                                              $         24
       Adjustments to reconcile net income to net cash
          provided by operating activities:
           Amortization                                                 188

               NET CASH PROVIDED BY
                    OPERATING ACTIVITIES                                212

NET CASH USED BY INVESTING ACTIVITIES

               NET CASH USED BY
                    INVESTING ACTIVITIES                                  0

CASH FLOWS FROM FINANCING ACTIVITIES

       Issuance of Common Stock                                      25,000
                                                               ------------
               NET CASH USED BY
                    FINANCING ACTIVITIES                             25,000
                                                               ------------
                    NET INCREASE IN CASH                             25,212

                    CASH AT BEGINNING OF YEAR                             0
                                                               ------------

                    CASH AT END OF YEAR                        $     25,212
                                                               ============


   The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                  Statement of Changes in Stockholders' Equity
                       For the period ended June 30, 1998



                                                       Additional
                                          Common         Paid In        Retained
                                          Stock          Capital        Earnings          Total
                                      -------------   -------------   -------------   -------------

BALANCE, JANUARY 21,1998              $           0   $           0   $           0   $           0

Issuance of Common Stock
  Sale of 600,000 shares                          6           2,244                           2,250
  Sale of 25,000 shares                                      25,000                          25,000
Acquisition of Wholly Owned
     Subsidiary (Sale of
     5,305,625 shares)                           53       3,710,947                       3,711,000
Net income to June 30, 1998                                                      24              24

                                      -------------   -------------   -------------   -------------
BALANCE, JUNE 30, 1998                $          59   $   3,738,191   $          24   $   3,738,274
                                      =============   =============   =============   =============


   The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of Activities and Basis of Accounting

     The Company, a Corporation, is engaged in the acquisition and development of oil and gas ventures and related interests, with its corporate headquarters located in Lewisville, Texas. The Company incorporated in the state of Colorado on January 21, 1998. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     Cash

     For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

     Income Taxes

     Income from the corporation is taxed at regular corporate rates per the Internal Revenue Code.

     Investments

     On April 23, 1998, the Company issued 5,305,625 restricted common shares in exchange for 100% of Yankee Development Corporation. Upon consummation of the transaction, the former owners of Yankee Development Corporation controlled approximately 90% of the issued and outstanding shares of Basic Technologies, Inc. and Yankee Development Corporation became a wholly owned subsidiary of Basic Technologies, Inc.

     Intangibles

     Amortization of Organization Costs is calculated over 60 months.

     Fiscal Year

     The Company has established a fiscal year end of June 30, 1998. These financial statements cover the first interim period January 21, 1998 to June 30, 1998.

     Common Stock

     The Company's common stock is stated at par value ($.00001) and the paid in capital represents the difference between the fair value of the assets received and the common stock at par value.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2-INVESTMENT IN WHOLLY OWNED SUBSIDIARY

On April 23, 1998, the Company issued 5,305,625 restricted common shares in exchange for 100% of Yankee Development Corporation. Upon consummation of the transaction, the former owners of Yankee Development Corporation controlled approximately 90% of the issued and outstanding shares of Basic Technologies, Inc. and Yankee Development Corporation became a wholly owned subsidiary of Basic Technologies, Inc.

The transaction was consummated as a purchase of assets, rather than a pooling of interests. The valuation assigned to the purchase of Yankee Development Corporation is based on the underlying net assets, which consist of working interests in proven oil and gas reserves discounted to net present value of net revenues less development and operating costs. The discount applied was 10%. The oil and gas reserves are the only substantial assets in the subsidiary company.

     Cost of Acquiring Yankee Development Shares                  $3,711,000

The period for which results of operations of the acquired wholly owned subsidiary are included is from inception of the incorporation of Basic Technologies, Inc. (January 21, 1998) to June 30, 1998.

NOTE 3 - SUBSEQUENT EVENTS

In October 1998, the Company formed a Limited Liability Company (P & A Remediation, LLC) with Simpco, Inc. with the intention of developing environmental remediation in oil and gas fields. The Company owns 99% of the interest in P & A Remediation, LLC and intends on investing $20,000 for the start up of this operation.

The valuation of the oil and gas reserves is based on the market price of oil. At the time of the valuation, the price used was $15/bbl. Since the balance sheet date, the price of oil has dropped and at the issuance of the report is around $11/bbl. If the price of oil remains at this level, the valuation of the reserves would be reduced by $530,000.

                            BASIC TECHNOLOGIES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  May 31, 1999


NOTE 1 - NATURE OF ACTIVITIES

       The Company, through its subsidiaries, is engaged in environmental remediation and recovery of oil and gas properties in Texas, and development of oil and gas ventures and related interests, with its corporate headquarters located in Lewisville, Texas. The Company incorporated in the state of Colorado on January 21, 1998; its fiscal year end is June 30.

NOTE 2 - CONSOLIDATION

       The Company was formed as a parent holding company, to operate through subsidiaries. The financial statements consolidate the activities of the parent along with:

              - Yankee Development Corp., a Texas corporation

              - P & A Remediation, LLC, a Texas limited liability company

              - Simpco, Inc., a Texas corporation

       All significant intercompany transactions and balances have been eliminated.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

       - Basis of Accounting

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

       - Intangibles

         Amortization of Organization Costs is calculated over 60 months.

       - Common Stock

         The Company's common stock is stated at par value ($.00001) and the paid in capital represents the difference between the fair value of the net assets received and the common stock at par value.

       - Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

       - Cash

         Balances represent cash and cash equivalents. There are no restrictions on any balances.

       - Accounts Receivable

         Due to the short period of Company operations and lack of bad debts, management has made no provisions for bad debts. There are no significant concentrations of credit risk.

       - Inventories

         Inventories are shown at cost, using the first-in, first-out method. In addition to direct purchases, inventory is acquired through the performance of services (See note about revenues.)

       - Property, Plant and Equipment

         a. These assets are carried at acquisition cost. Depreciation is provided using the straight line method over the estimated economic lives of the assets, which range from 20 years for buildings to three to ten years for all other assets.

         b. The Company rebuilt and upgraded certain newly-acquired used operating equipment prior to putting them into service. All costs, including payroll, were capitalized.

       - Stockholder Payables

         Represent balances of open advances made by shareholders. There are no current provisions for interest charges or specific repayment schedules.

       - Revenues

         a. Service Revenues

            Services for oil-well plugging are provided using two types of contracts: cash and salvage. Under the salvage type, the Company receives as its compensation specified used oil well equipment or pipe. Revenue is recognized and the items taken into inventory based upon the relevant wholesale market prices, or the prices at which the Company could buy the items for resale on the open market.

         b. Sales Revenues

            Inventory, whether acquired by purchase or through services, is resold to oil and construction customers.

         c. No revenues have been earned from oil and gas production.

       - Interest

         No interest has been capitalized. Expensed interest for the period is $2,191.

       - Income Taxes

         Provisions for income taxes are based on income before taxes. The current year net operating loss can be carried forward for up to twenty years. The net deferred tax benefit in the accompanying financial statements include the following:

                  Deferred tax asset                            $ 24,811
                  Deferred tax liability                         - 8,260
                                                              ----------

                           Net deferred tax benefit           $ 16,551

         The deferred tax asset results from the net operating loss. The deferred tax liability results from the use of accelerated methods of depreciation, and from the difference in asset bases arising from a business combination accounted for under the purchase method.

NOTE 4 - EMPLOYEE BENEFITS

         There are currently no qualified or non-qualified employee pension, profit sharing, stock option or other plans authorized for any class of employees.

NOTE 5 - LEASES

       - All leases for physical facilities are for a period of one year or less, with no written option periods; no leases are with related parties.

       - There is only one equipment lease, the terms of which mandate accounting as a capital lease.

         Amortization of capitalized lease costs is included with depreciation. Future obligations required under the lease terms are:

                            Year Ending
                              June 30         Amount
                            -----------      --------
                              1999           $ 1,093
                              2000            13,116
                              2001            13,116
                              2002            12,566
                              2003             9,816
                              2004             7,362
                            ------           -------
                                      Total  $57,069

NOTE 6 - COMMITMENTS AND CONTINGENCIES

       - No obligations, guarantees, potential lawsuits or other situations exist that would require an accrual of any obligation or loss.

NOTE 7 - PROVED DEVELOPED OIL RESERVES

         The Company owns, through a subsidiary, proven developed oil reserves on 2300 acres in west Texas. Valuation at the time of acquisition was based upon the discounted net present value of net revenues, after development and operating costs. The applied discount rate was 10%, and the oil price used was $15.00 per barrel. The current price of oil is $20.00 per barrel, but the reserves are not to be revalued. Recoverable oil reserves are 880,000 barrels.

NOTE 8 - BUSINESS COMBINATION

         Effective January 15, 1999, the Company issued 850,000 shares of its authorized but unissued shares of voting common stock in exchange for all of the outstanding common stock of Simpco, Inc., a Texas corporation. There is a contingency clause in the acquisition agreement, which provides for the issuance of additional shares of stock should the value of the Simpco, Inc., assets exceed a certain level within eighteen months of the acquisition. That corporation, now a wholly-owned subsidiary, is intended to be the owner and lessor of the consolidated entities' operating equipment. The transaction was accounted for under the purchase method.

NOTE 9 - SEGMENT REPORTING

         Since only one segment, that of environmental remediation and salvage, had revenue or operations during this period, no segment reporting schedule is presented.

NOTE 10 - EARNINGS PER SHARE

         Basic earnings (loss) per share are computed by dividing the net loss by the weighted average number of common shares outstanding during the period. There are no provisions or contracts that would create dilutive potential common stock.

NOTE 11 - LONG-TERM DEBT

         In January 1999, the Company assumed a $90,000 unsecured note due January 2001, as part of the acquisition cost of Simpco, Inc. The note does not bear interest (which will be imputed), and the entire balance is due at maturity.

         In March 1999, the Company issued $50,000.00 in notes payable due in March 2003 for working capital. Principal and interest accrued at 10% are payable monthly, and the notes are secured by equipment.

         In March 1999, the Company issued a $11,500.00 mortgage payable due in March 2004 for the purchase of real estate. Principal and interest accrued at 10% are payable monthly and the mortgage is secured by real estate.

         In February 1999, the Company assumed $71,700.00 in unsecured notes payable due March 2002 for the purchase of inventory. Interest accrued at 7%, as well as the entire principal balance, is due at maturity.

         From November 1998 through May 1999, the Company issued six notes for a total of $73,975.00 in notes payable for vehicle and equipment purchases, due from August 2000 through March 2004. Principal and interest accrued at rates from 7.85 % to 16.5% are payable monthly and the notes are secured by vehicles and equipment.

         There are no conversion provisions for any debt, nor any restrictive or subordinative covenants other than standard liens.

         Maturities of long term debt are as follows:

                            Year Ending
                              June 30         Amount
                            -----------      --------
                               1999          $  3,764
                               2000            47,201
                               2001            35,100
                               2002            99,892
                               2003            13,536
                               2004             2,281
                             ------          --------
                                     Total  $ 201,774

NOTE 12 - RELATED PARTY TRANSACTIONS

         Open account cash advances have been made by controlling shareholders. As of the financial statement date, no promissory notes, interest rates or repayment schedules have been set. The balances are classified as a long-term obligation.

                            BASIC TECHNOLOGIES, INC.
                           Consolidated Balance Sheet
                                  May 31, 1999


                                     ASSETS

CURRENT ASSETS
         Cash                                                  $    10,900
         Trade Accounts Receivable                                  19,059
         Inventories                                               128,949
         Deferred Tax Asset                                         24,881
                                                               -----------
                  TOTAL CURRENT ASSETS                         $   183,719

FIXED ASSETS

         Land                                                  $     8,000
         Building                                                    7,500
         Equipment                                               1,159,891
                                                               -----------
                  Subtotal                                     $ 1,175,391
         Less:  Accum. Depreciation                            (    18,460)
                                                               -----------

                  TOTAL FIXED ASSETS                           $ 1,156,931

OTHER ASSETS

         Organization Costs  (net)                             $     1,655
         Proved Developed Oil Reserves                           3,711,000
                                                               -----------
                  TOTAL OTHER ASSETS                             3,712,655
                                                               -----------

                  TOTAL ASSETS                                 $ 5,053,305
                                                               -----------


       The accompanying notes are an integral part of these consolidated financial statements.

                            BASIC TECHNOLOGIES, INC.
                           Consolidated Balance Sheet
                                  May 31, 1999

                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
         Accounts Payable                                     $     56,330
         Customer Advances                                          34,860
         Taxes Payable                                               9,460
         Current Portion-Long Term Debt                             56,553
                                                              ------------

                  TOTAL CURRENT LIABILITIES                   $    157,203

LONG-TERM LIABILITIES

         Payable - Shareholders                               $     78,701
         Capital Lease Payable                                      57,069
         Mortgage Payable-Real Estate                               11,351
         Notes Payable                                             265,423
              Less:  Current Maturities                            (56,553)
                                                              ------------

                  TOTAL LONG TERM LIABILITIES                      355,991
                                                              ------------

                  TOTAL LIABILITIES                           $    513,194

DEFERRED TAXES                                                       8,260

STOCKHOLDERS' EQUITY

         Common Stock, $.00001 par value, 100,000,000         $         68
            shares authorized and 6,780,625 issued and
            outstanding
         Paid in Capital                                         4,588,182
         Retained Earnings (Deficit)                               (56,399)
                                                              ------------

                  TOTAL STOCKHOLDERS' EQUITY                     4,531,851

                  TOTAL LIABILITIES AND
                    STOCKHOLDERS' EQUITY                      $  5,053,305
                                                              ------------


  The accompanying notes are an integral part of these consolidated financial statements.

                            BASIC TECHNOLOGIES, INC.
                        Consolidated Statement of Income
                    For the Eleven Months Ended May 31, 1999


REVENUES
         Sales                                         $    31,291
         Services                                           68,920
                                                       -----------

                  TOTAL REVENUES                       $   100,211

COST OF SALES

         Inventory Costs                               $    18,232
         Labor/Direct Costs                                 45,604
                                                       -----------

                  TOTAL COST OF SALES                     - 63,836
                                                       -----------

     GROSS PROFIT ON SALES                             $    36,375

EXPENSES
         Interest                                      $     2,191
         Automotive/Equipment Expense                       12,762
         Insurance                                           4,680
         Salaries                                           34,053
                    Taxes                                    6,782
         Rent                                                6,475
         Telephone/Utilities                                 8,488
         Professional/Filing Fees                            7,385
         Amortization/Depreciation                          18,872
         Miscellaneous                                       8,106
                                                        ----------

                  TOTAL EXPENSES                         - 109,794
                                                        ----------

         Net Operating Loss                             $  (73,419)
         Interest Income                                       445
                                                        ----------
         Net Loss                                       $  (72,974)
         Deferred Tax Benefit                               16,551
                                                        ----------
         Net Loss                                       $  (56,423)
                                                        ----------
         Basic earnings (loss) per common share        $     (0.01)
                                                       -----------

         Basic Weighted average shares outstanding       6,249,375


  The accompanying notes are an integral part of these consolidated financial statements.

                            BASIC TECHNOLOGIES, INC.
                    Statement of Cash Flows-Income Tax Basis
                    For the Eleven Months Ended May 31, 1999


Cash Flows from Operating Activities:
         Net Loss                                             $ (56,423)
         Adjustments to Reconcile Net Income to Net
              Cash Provided by Operating Activities:
                  Depreciation/Amortization                   $  18,872
                  Increase in Inventory                        (128,949)
                  Increase in Accounts Receivable              ( 19,059)
                  Increase in Accounts & Taxes Payable          100,650
                  Increase in Deferred Tax Asset (net)         ( 16,551)
                                                              ---------
                           Total Adjustments to Net Income      (45,037)
                                                              ---------
                  Net Cash Used in Operating Activities       $(101,460)

Cash Flows from Investing Activities:
         Capital Expenditures--Fixed Assets                   $(149,916)
                  Net Cash Used in Investing Activities        (149,916)

Cash Flows from Financing Activities
         Principal Payments on Bank & Other Notes             $ (20,401)
         Loan Principal Received                                257,465
                                                              ---------
                  Net Cash Provided by Financing Activities   $ 237,064
                                                              ---------

Net Decrease in Cash and Cash Equivalents                     $ (14,312)
Cash and Cash Equivalents at Beginning of Period                 25,212
                                                              ---------

Cash and Cash Equivalents at End of Period                    $  10,900
                                                              ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                            BASIC TECHNOLOGIES, INC.
                  Statement of Changes in Stockholder's Equity
                    For the Eleven Months Ended May 31, 1999


                                                     Additional
                                   Common              Paid In         Retained
                                   Stock               Capital         Earnings         Total
                                 ----------         -------------     -----------     ----------
BALANCE, JUNE 30, 1998              $  59            $ 3,738,191       $     24       $3,738,274

Issuance of Common Stock
  Acquisition of Wholly Owned
     Subsidiary (Sale of
     850,000 shares)                    9                849,991              -          850,000

Interim Net Loss to May 31,1999         -                      -        (56,423)         (56,423)
                                    -----            -----------       --------       ----------


BALANCE, MAY 31, 1999               $  68            $ 4,588,182       $(56,399)      $4,531,851
                                    -----            -----------       --------       ----------


  The accompanying notes are an integral part of these financial statements.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

 ITEM
NUMBER     DESCRIPTION
------     -----------
 3.1*      Articles of Incorporation of Basic Technologies, Inc., filed January
           21, 1998.

 3.2*      Bylaws of Basic Technologies, Inc.

 3.3*      Articles of Incorporation of Yankee Development Corporation filed
           December 31, 1997.

 3.4*      Bylaws of Yankee Development Corporation.

 3.5* Articles and Certificate of Organization of P & A Remediation, LLC, filed October 16, 1998.

 3.6*      Regulations and Operating Agreement of P & A Remediation, LLC.

 3.7*      Articles of Incorporation of Simpco, Inc.

 3.8*      Bylaws of Simpco, Inc.

10.1* Voting Trust Agreement of Shelton Voting Trust dated July 1, 1986, among Bryan L. Walker, for the benefit of Laura N. Walker, as her separate property, Richard C. Smith and Bryan L. Walker, as trustee and registrar.

10.2*      General Warranty Assignment of Interest in Oil & Gas Lease dated
           December 31, 1997, from the Shelton Voting Trust, as assignor, to
           Yankee Development Corporation, as assignee.

10.3* Acquisition Agreement and Closing Memorandum dated April 23, 1998 between Basic Technologies, Inc., and Yankee Development Corporation.

10.4* Short Form of Lease dated November 1, 1998, between Rick Simpson, as lessor, and P & A Remediation, LLC, as lessee.

10.5*      Bill of Sale dated November 22, 1998, from Wes Roberts, as seller, to
           Regal Operating Corp., as buyer.

10.6* Promissory Note dated November 22, 1998, in the principal amount of $9,000 from Regal Operating Corp., as maker, payable to Wes Roberts, as holder.

10.7* Bill of Sale dated March 15, 1999, from Regal Operating Corporation, as seller, to Simpco, Inc., as buyer.

10.8*      Short Form of Lease dated December 1, 1998, between the Estate of
           Ivalene Kuykendall, as lessor, and P & A Remediation, LLC, as lessee.

10.9* Bill of Sale dated January 8, 1999, between Laura Walker, as seller, and P & A Remediation, LLC, as buyer.

10.10* Promissory Note dated January 8, 1999, in the principal amount of $10,500 from Laura N. Walker, as maker, payable to the United
           Community Bank, N.A., as holder.

10.11* Acquisition Agreement and Closing Memorandum dated January 15, 1999, between Basic Technologies, Inc., and Simpco, Inc.

10.12* Promissory Note dated March 18, 1999, in the principal amount of $45,000 from Basic Technologies, Inc., as maker, payable to Boyd
           Partners, Ltd., as holder.

10.13* Promissory Note dated March 18, 1999, in the principal amount of $5,000 from Basic Technologies, Inc., as maker, payable to Pleasantview Partners, Ltd., as holder.

10.14* Promissory Note Secured By Deed of Trust dated March 19, 1999, in the principal amount of $11,500 from Basic Technologies, Inc., as maker, payable to Wanda Ickert, as holder.

10.15* Deed of Trust dated March 19, 1999, among Basic Technologies, Inc., as grantor, to W. W. Price, Jr., as trustee, for the benefit of Wanda
           Ickert, as beneficiary.

10.16*     Bill of Sale dated March 29, 1999, between Ed Gober, as seller, and
           Basic Technologies, Inc., as buyer.

10.17*     Promissory Note in the principal amount of $15,700 from Basic
           Technologies, Inc., as maker, payable to Ed Gober, as holder.

10.18*     General Assignment dated April 1, 1999, from Basic Technologies,
           Inc., as assignor, to Simpco, Inc., as assignee.

10.19* Bill of Sale dated April 12, 1999, between Russell Auto Parts, as seller, and Basic Technologies, Inc., as buyer.

10.20* Promissory Note dated April 12, 1999, in the principal amount of $8,000 from Basic Technologies, Inc., as maker, payable to Russell
           Auto Parts, or assigns, as holder.

10.21* Bill of Sale dated April 12, 1999, from Russell Auto Parts, as seller, to Basic Technologies, Inc, as buyer.

10.22* Bill of Sale dated April 12, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

10.23*     Equipment Lease Agreement dated April 15, 1999, between Rodney W.
           Simpson, as lessor, and Basic Technologies, Inc., as lessee.

10.24* Promissory Note dated April 19, 1999, in the principal amount of $15,000.00 from Basic Technologies, Inc., as maker, payable to Clemons Motor Co., Inc., as holder.

10.25* Bill of Sale dated April 19, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

10.26* Promissory Note dated May 14, 1999, in the principal amount of $15,775 from Simpco, Inc., as maker, payable to Clemons Motor Co.,
           Inc., as holder.

10.27*     Promissory Note in the principal amount of $22,848.97 from Eddie J.
           Gober, as maker, payable to Ford Motor Credit Company, as holder.

----------

     *Filed herewith.


ITEM 2. DESCRIPTION OF EXHIBITS.

         The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BASIC TECHNOLOGIES, INC.
                                       (Registrant)




Date: October 12, 1999                 By: /s/ Bryan L. Walker
                                           -------------------------------------
                                                      Bryan L. Walker, President

                               INDEX TO EXHIBITS


 ITEM
NUMBER     DESCRIPTION
------     -----------
 3.1*      Articles of Incorporation of Basic Technologies, Inc., filed January
           21, 1998.

 3.2*      Bylaws of Basic Technologies, Inc.

 3.3*      Articles of Incorporation of Yankee Development Corporation filed
           December 31, 1997.

 3.4*      Bylaws of Yankee Development Corporation.

 3.5* Articles and Certificate of Organization of P & A Remediation, LLC, filed October 16, 1998.

 3.6*      Regulations and Operating Agreement of P & A Remediation, LLC.

 3.7*      Articles of Incorporation of Simpco, Inc.

 3.8*      Bylaws of Simpco, Inc.

10.1* Voting Trust Agreement of Shelton Voting Trust dated July 1, 1986, among Bryan L. Walker, for the benefit of Laura N. Walker, as her separate property, Richard C. Smith and Bryan L. Walker, as trustee and registrar.

10.2*      General Warranty Assignment of Interest in Oil & Gas Lease dated
           December 31, 1997, from the Shelton Voting Trust, as assignor, to
           Yankee Development Corporation, as assignee.

10.3* Acquisition Agreement and Closing Memorandum dated April 23, 1998 between Basic Technologies, Inc., and Yankee Development Corporation.

10.4* Short Form of Lease dated November 1, 1998, between Rick Simpson, as lessor, and P & A Remediation, LLC, as lessee.

10.5*      Bill of Sale dated November 22, 1998, from Wes Roberts, as seller, to
           Regal Operating Corp., as buyer.

10.6* Promissory Note dated November 22, 1998, in the principal amount of $9,000 from Regal Operating Corp., as maker, payable to Wes Roberts, as holder.

10.7* Bill of Sale dated March 15, 1999, from Regal Operating Corporation, as seller, to Simpco, Inc., as buyer.

10.8*      Short Form of Lease dated December 1, 1998, between the Estate of
           Ivalene Kuykendall, as lessor, and P & A Remediation, LLC, as lessee.

10.9* Bill of Sale dated January 8, 1999, between Laura Walker, as seller, and P & A Remediation, LLC, as buyer.

10.10* Promissory Note dated January 8, 1999, in the principal amount of $10,500 from Laura N. Walker, as maker, payable to the United
           Community Bank, N.A., as holder.

10.11* Acquisition Agreement and Closing Memorandum dated January 15, 1999, between Basic Technologies, Inc., and Simpco, Inc.

10.12* Promissory Note dated March 18, 1999, in the principal amount of $45,000 from Basic Technologies, Inc., as maker, payable to Boyd
           Partners, Ltd., as holder.

10.13* Promissory Note dated March 18, 1999, in the principal amount of $5,000 from Basic Technologies, Inc., as maker, payable to Pleasantview Partners, Ltd., as holder.

10.14* Promissory Note Secured By Deed of Trust dated March 19, 1999, in the principal amount of $11,500 from Basic Technologies, Inc., as maker, payable to Wanda Ickert, as holder.

10.15* Deed of Trust dated March 19, 1999, among Basic Technologies, Inc., as grantor, to W. W. Price, Jr., as trustee, for the benefit of Wanda
           Ickert, as beneficiary.

10.16*     Bill of Sale dated March 29, 1999, between Ed Gober, as seller, and
           Basic Technologies, Inc., as buyer.

10.17*     Promissory Note in the principal amount of $15,700 from Basic
           Technologies, Inc., as maker, payable to Ed Gober, as holder.

10.18*     General Assignment dated April 1, 1999, from Basic Technologies,
           Inc., as assignor, to Simpco, Inc., as assignee.

10.19* Bill of Sale dated April 12, 1999, between Russell Auto Parts, as seller, and Basic Technologies, Inc., as buyer.

10.20* Promissory Note dated April 12, 1999, in the principal amount of $8,000 from Basic Technologies, Inc., as maker, payable to Russell
           Auto Parts, or assigns, as holder.

10.21* Bill of Sale dated April 12, 1999, from Russell Auto Parts, as seller, to Basic Technologies, Inc, as buyer.

10.22* Bill of Sale dated April 12, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

10.23*     Equipment Lease Agreement dated April 15, 1999, between Rodney W.
           Simpson, as lessor, and Basic Technologies, Inc., as lessee.

10.24* Promissory Note dated April 19, 1999, in the principal amount of $15,000.00 from Basic Technologies, Inc., as maker, payable to Clemons Motor Co., Inc., as holder.

10.25* Bill of Sale dated April 19, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

10.26* Promissory Note dated May 14, 1999, in the principal amount of $15,775 from Simpco, Inc., as maker, payable to Clemons Motor Co.,
           Inc., as holder.

10.27*     Promissory Note in the principal amount of $22,848.97 from Eddie J.
           Gober, as maker, payable to Ford Motor Credit Company, as holder.

----------

     *Filed herewith.